UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 1-32728

Canetic Resources Trust

(Translation of registrant’s name into English)

1900, 255 – 5th Avenue S.W.
Calgary, Alberta T2P 3G6

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANETIC RESOURCES TRUST,
by its administrator Canetic Resources Inc.

By: /s/ David J. Broshko

Name: David J. Broshko

Title:
Vice President, Finance and Chief Financial Officer

Date: March 29, 2006

EXHIBIT INDEX

Exhibit	Description

99.1	Form 13-502F1 Calculation of Listing Fees as of December 31, 2005
99.2	Acclaim Energy Trust Audited Consolidated Financial Statements as of December 31, 2005
99.3	Acclaim Energy Trust MD&A dated March 9, 2006
99.4	Canetic Resources Trust Audited Consolidated Financial Statements as of December 31, 2005
99.5	Canetic Resources Trust MD&A dated March 9, 2006
99.6	Modified Form 52-109F1 CFO Certification of Annual Filings of Canetic Resources Trust
99.7	Modified Form 52-109F1 CEO Certification of Annual Filings of Canetic Resources Trust
99.8	Canetic Resources Trust AIF for the year ended December 31, 2005
99.9	News Release